AMER SPORTS REPORTS FOURTH QUARTER AND FISCAL YEAR 2025 FINANCIAL RESULTS AND PROVIDES 2026 OUTLOOK
•Strong full year 2025 performance with 27% revenue growth and more than 150 bps of operating margin expansion
•Strong Q4 results with Group revenues, adjusted margins and EPS above guidance
•Revenue grew 28% to $2,101 million, and strong momentum continues into 1Q26
•Operating margin declined approximately 100 bps due to accelerated SG&A investment supporting key growth opportunities, particularly Salomon Softgoods
•All four regions achieved solid double-digit revenue growth
•Technical Apparel grew 34%, with broad-based strength across regions, categories and channels
•Outdoor Performance grew 29% driven by continued excellent momentum in Salomon footwear and a strong performance from Winter Sports Equipment
•Ball & Racquet grew 14% led by Softgoods and Baseball
•Wilson announces Carrie Ask as new Brand President and CEO effective March 1

NEW YORK (February 24, 2026) – Amer Sports, Inc. (NYSE: AS) (“Amer Sports” or the “Company”) today announced its financial results for the fourth quarter and fiscal year 2025.
CEO James Zheng commented, “Fourth quarter was a great finish to a breakout year for Amer Sports led by our flagship Arc'teryx brand and rising star Salomon, which surpassed the $2 billion sales mark. In 2025 we delivered 27% revenue growth and more than 150 basis points of operating margin expansion, with double-digit growth across all segments, regions, and channels.”
"I am also pleased to announce Carrie Ask as the next Wilson President & CEO. Carrie is a proven brand leader and C-suite executive with very strong prior experience, including Helly Hansen, Levi’s, and Nike.”
“Looking forward, we believe our unique portfolio of technical sports and outdoor brands is very well positioned for strong and profitable growth within the premium sports and outdoor market, which continues to be one of the healthiest segments across the global consumer landscape.”
FOURTH QUARTER 2025 RESULTS
For the fourth quarter of 2025, compared to the fourth quarter of 2024:
•Revenue increased 28% to $2,101 million, or 26% on a constant currency basis1. Revenues by segment:
•Technical Apparel increased 34% to $1.0 billion, or increased 34% on a constant currency basis. This reflects an omni-comp2 growth of 16%.
1 Constant currency revenue is calculated by translating the current period reported amounts using the actual exchange rates in use during the comparative prior period, in place of the exchange rates in use during the current period.
2 Omni-comp reflects year-over-year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.

•Outdoor Performance increased 29% to $764 million, or increased 23% on a constant currency basis.
•Ball & Racquet Sports increased 14% to $337 million, or increased 13% on a constant currency basis.
•Gross margin increased 160 basis points to 57.7%; Adjusted gross margin increased 140 basis points to 57.8%.
•Selling, general and administrative expenses increased 35% to $988 million; Adjusted selling, general and administrative expenses increased 35% to $956 million.
•Operating profit increased 18% to $228 million; Adjusted operating profit increased 18% to $263 million.
•Operating margin decreased 90 basis points to 10.9%. Adjusted operating margin decreased 110 basis points to 12.5%. Adjusted operating margin by segment:
◦Technical Apparel increased 160 basis points to 25.9%.
◦Outdoor Performance decreased 490 basis points to 6.2%.
◦Ball & Racquet Sports increased 110 basis points to (2.6)%.
•Net income attributable to equity holders of the Company increased 752% to $132 million, which is $0.23 diluted earnings per share; Adjusted net income attributable to equity holders of the Company increased 94% to $176 million, which is $0.31 diluted earnings per share.
FISCAL YEAR 2025 RESULTS
For the fiscal year 2025, compared to fiscal year 2024:
•Revenue increased 27% to $6,566 million, or 26% on a constant currency basis. Revenues by segment:
•Technical Apparel increased 30% to $2,856 million, or increased 31% on a constant currency basis. This reflects an omni-comp growth of 19%.
•Outdoor Performance increased 31% to $2,404 million, or increased 29% on a constant currency basis.
•Ball & Racquet Sports increased 13% to $1,307 million, or increased 13% on a constant currency basis.
•Gross margin increased 220 basis points to 57.6%; Adjusted gross margin increased 230 basis points to 58.0%.
•Selling, general and administrative expenses increased 28% to $3,105 million; Adjusted selling, general and administrative expenses increased 28% to $3,002 million.
•Operating profit increased 49% to $702 million; Adjusted operating profit increased 45% to $838 million.

•Operating margin increased 160 basis points to 10.7%. Adjusted operating margin increased 170 basis points to 12.8%. Adjusted operating margin by segment:
◦Technical Apparel increased 60 basis points to 21.6%.
◦Outdoor Performance increased 310 basis points to 12.5%.
◦Ball & Racquet Sports increased 155 basis points to 3.6%.
•Net income attributable to equity holders of the Company increased 489% to $427 million, or $0.76 diluted earnings per share; Adjusted net income attributable to equity holders of the Company increased 131% to $545 million, or $0.97 diluted earnings per share.
Balance sheet. Year-over-year inventories increased 33% to $1,622 million. Net debt3 was $291 million, and cash and cash equivalents totaled $652 million at year end.
OUTLOOK
CFO Andrew Page noted, “We had another strong performance in Q4 with healthy sales growth, gross margin expansion, and EPS despite our decision to accelerate investment behind Salomon. The strong sales and profitability profile of the broader Amer portfolio gives us the flexibility to accelerate resources behind the large Salomon Softgoods opportunity, while still delivering great results at the Group level.
“Ending 2025 with only 0.3x net leverage and more than $700 million operating cash flow, we believe our financial foundation has never been stronger. Looking ahead, given the continued momentum from our highest-margin Arc'teryx franchise, accelerating Salomon footwear growth, plus the solid foundation of our equipment franchises, we are confident in our ability to deliver another strong financial performance in 2026.”
FULL-YEAR 2026
Note: Beginning in 2026 we will discontinue allocating certain corporate expenses that are not directly attributable to the operating performance of our reportable segments. This will not impact overall Group adjusted operating profit margin, it simply reflects a cost reallocation from Segments to Corporate. For full year 2026, we expect Group corporate expenses to increase by approximately 60 basis points, or approximately $50 million, related to these reallocations.
Amer Sports is providing the following guidance for the year ending December 31, 2026 (all guidance figures reference adjusted amounts):
•Reported revenue growth: 16 – 18%, which assumes an approximate 200 basis point benefit from favorable Fx impact at current exchange rates
•Gross margin: approximately 59.0%
•Operating margin: 13.1 – 13.3%
•Other operating income: approximately $20 million
•Non-controlling interest: approximately $15 million
•Net finance cost: $105 – 110 million
•Effective tax rate: approximately 28%
•Fully diluted share count: approximately 564 million
•Fully diluted EPS: $1.10 – 1.15
•D&A: approximately $400 million, including approximately $170 million of ROU depreciation
3 Net debt is defined as the principal value of borrowings from financial institutions, including the revolving credit facility, and other-borrowings, less cash and cash equivalents

•CapEx: approximately $400 million
•Corporate expense: approximately $225 million
•Technical Apparel:
◦Revenue growth of 18 – 20%
◦Segment operating margin 22.0%
•Outdoor Performance:
◦Revenue growth of 18 – 20%
◦Segment operating margin 14.5 – 14.8%
•Ball & Racquet:
◦Revenue growth of 7 – 9%
◦Segment operating margin 4.7 – 5.0%
FIRST QUARTER 2026
Amer Sports is providing the following guidance for the first quarter ending March 31, 2026 (all guidance figures reference adjusted amounts):
•Reported revenue growth: 22 – 24%, which assumes an approximate 500 basis point benefit from favorable Fx impact at current exchange rates
•Gross margin: approximately 59.0%
•Operating margin: 14.0 – 14.5%
•Net finance cost: approximately $27 million
•Effective tax rate: approximately 28%
•Fully diluted share count: approximately 564 million
•Fully diluted EPS: $0.28 – 0.30
Other than with respect to revenue, Amer Sports only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking non-IFRS measures to the most directly comparable IFRS Accounting Standards measures due to the difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations without unreasonable efforts. The Company is unable to address the probable significance of the unavailable reconciling items, which could have a potentially significant impact on its future IFRS financial results. The above outlook reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results may differ materially from these forward-looking statements, including as a result of, among other things, the factors described under “Forward-Looking Statements” below and in our filings with the SEC.

CONFERENCE CALL INFORMATION
The Company's conference call to review the results for the fourth quarter and fiscal year 2025 will be webcast live today, Tuesday, February 24, 2026 at 8:00 a.m. Eastern Time and can be accessed at https://investors.amersports.com.
ABOUT AMER SPORTS
Amer Sports is a global group of iconic sports and outdoor brands, including Arc’teryx, Salomon, Wilson, Peak Performance, and Atomic. Our brands are known for their detailed craftsmanship, unwavering authenticity, and premium market positioning. As creators of exceptional apparel, footwear, and equipment, we pride ourselves on cutting-edge innovation, performance, and designs that allow elite athletes and everyday consumers to perform their best.
With over 15,400 employees globally, Amer Sports’ purpose is to elevate the world through sport. Our vision is to be the global leader in premium sports and outdoor brands. With corporate offices in Helsinki, Munich, Kraków, New York, and Shanghai, we have operations in 40 countries and our products are sold in 100+ countries. Amer Sports generated revenue of $6.6 billion in 2025. Amer Sports, Inc. shares are listed on the New York Stock Exchange. For more information, visit www.amersports.com.

NON-IFRS MEASURES
Adjusted gross profit margin, adjusted SG&A expenses, adjusted net finance costs, adjusted income tax expense, adjusted operating profit margin, adjusted EBITDA, adjusted net income attributable to equity holders of the Company, and adjusted diluted earnings per share are financial measures that are not defined under IFRS Accounting Standards. Adjusted gross profit margin is calculated as adjusted gross profit divided by revenue. Adjusted gross profit is calculated as gross profit excluding non-recurring items such as depreciation and amortization related to purchase price allocation (“PPA”) fair value step up resulting from the acquisition and delisting of Amer Sports in 2019 (the “Acquisition”), restructuring expenses, and expenses related to certain legal proceedings. Adjusted SG&A excludes non-recurring items such as depreciation and amortization on PPA fair value step up, restructuring expenses, expenses related to transaction activities, expenses related to certain legal proceedings, and certain share-based payments. Adjusted net finance costs is calculated as net finance costs excluding non-recurring items such as expenses related to transaction activities, other adjustments and loss on debt extinguishment. Adjusted income tax expense is calculated as income tax expense excluding the income tax expense resulting from each adjustment excluded from Adjusted net income. Adjusted operating profit margin is calculated as adjusted operating profit divided by revenue. Adjusted operating profit is calculated as income before tax with adjustments to exclude non-recurring items such as depreciation and amortization on PPA fair value step up, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, expenses related to certain share-based payments, interest expense, foreign currency exchange gains/(losses), net & other finance costs, loss on debt extinguishment, and interest income. Adjusted EBITDA is calculated as net income attributable to equity holders of the Company, plus net income attributable to non-controlling interests, income tax expense/(benefit), foreign currency exchange gains/(losses), net & other finance costs, interest expense, loss on debt extinguishment, and depreciation and amortization, less interest income with adjustments to exclude restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings and certain share-based payments. Adjusted net income attributable to equity holders of the Company is calculated as net income attributable to equity holders of the Company with adjustments to exclude depreciation and amortization on PPA fair value step up resulting from the Acquisition, restructuring expenses, impairment losses on goodwill and intangible assets, expenses related to transaction activities, expenses related to certain legal proceedings, certain share-based payments, loss on debt extinguishment, other adjustments, and the related income tax expense on these adjustments and deferred tax expense or benefit arising from tax rate changes on PPA balances. “Omni-comp” reflects revenue growth on a constant currency basis from owned retail stores that have been open for at least 13 full fiscal months and from owned e-commerce websites. Remodeled stores are excluded from the comparable sales growth calculation for 13 months if a store: (i) changes its square footage by more than 20% or (ii) is closed for more than 60 days for the refit. Stores closed 60 days or less are excluded from the comparable sales growth calculation only for the months they are closed.
The Company believes that these non-IFRS measures, when taken together with its financial results presented in accordance with IFRS Accounting Standards, provide meaningful supplemental information regarding its operating performance and facilitate internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, adjusted EBITDA and adjusted net income are helpful to investors as they are measures used by management in assessing the health of the business and evaluating operating performance, as well as for internal planning and forecasting purposes. Non-IFRS financial measures, however are subject to inherent limitations, may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as an alternative to IFRS measures. The supplemental tables below provide reconciliations of each non-IFRS financial measure presented to its most directly comparable IFRS Accounting Standards financial measure.

FORWARD LOOKING STATEMENTS
This press release contains statements that constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “anticipate,” “believe,” “may,” “will,” “expect,” “could,” “target,” “predict,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar expressions. Forward-looking statements appear in a number of places herein and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F. These risks and uncertainties include factors relating to, but are not limited to: the strength of our brands; changes in market trends and consumer preferences; intense competition that our products, services and experiences face; harm to our reputation that could adversely impact our ability to attract and retain consumers and wholesale partners, employees, brand ambassadors, partners, and other stakeholders; reliance on technical innovation and high-quality products; general economic and business conditions worldwide, including due to inflationary pressures; the strength of our relationships with and the financial condition of our third-party suppliers, manufacturers, wholesale partners and consumers; ability to expand our direct-to-consumer (“DTC”) channel, including the expansion and success of our retail stores and e-commerce platforms; our plans to innovate, expand our product offerings and successfully implement our growth strategies that may not be successful, and implementation of these plans that may divert our operational, managerial and administrative resources; our international operations, including any related to political uncertainty and geopolitical tensions; changes in trade policies, including tariffs and other trade restrictions; our and our wholesale partners’ ability to accurately forecast demand for our products and our ability to manage manufacturing decisions; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; the cost of raw materials and our reliance on third-party manufacturers; our distribution system and ability to deliver our brands’ products to our wholesale partners and consumers; climate change and sustainability-related matters, or legal, regulatory or market responses thereto; current and further changes to trade policies, tariffs, import/export regulations and, anti-competition regulations in the United States, European Union, People’s Republic of China (“PRC”) and other jurisdictions, or our failure to comply with such regulations; the use and reliance on artificial intelligence can potentially cause intellectual property rights issues, security vulnerabilities, harm our business reputation, negatively impact our operations and impact our financial results; ability to obtain approvals from PRC authorities to remain listed on the U.S. exchanges and offer securities in the future; ability to obtain, maintain, protect and enforce our intellectual property rights in our brands, designs, technologies and proprietary information and processes; ability to defend against claims of intellectual property infringement, misappropriation, dilution or other violations made by third parties against us; security breaches or other disruptions to our information technology (“IT”) systems; our reliance on a large number of complex IT systems; changes in government regulation and tax matters; our ability to remediate our material weakness in our internal control over financial reporting; our relationship with ANTA Sports Products Limited (“ANTA Sports”); our expectations regarding the time during which we will be a foreign private issuer; and other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of an unanticipated event.

FOR ADDITIONAL INFORMATION
Investor Relations:
Omar Saad
Senior Vice President Group Investor Relations and Capital Markets
ir@amersports.com
Media:
Päivi Antola
Senior Vice President, Communications
media@amersports.com

Source: Amer Sports, Inc.

CONSOLIDATED STATEMENTS OF INCOME (1)
For the Three and Twelve Months Ended December 31, 2025 and 2024
(Unaudited)

	For the three months ended December 31,		For the twelve months ended December 31,
In millions (except for share and earnings per share information)	2025	2024	2025	2024

Revenue	$2,101.1	$1,635.5	$6,566.2	$5,183.3
Cost of goods sold	(889.0)	(718.0)	(2,781.9)	(2,311.5)
Gross profit	1,212.1	917.5	3,784.3	2,871.8
Selling, general and administrative expenses	(988.3)	(732.3)	(3,104.6)	(2,430.4)
Impairment losses	(0.9)	0.6	(14.0)	(1.9)
Other operating income	5.1	7.8	36.1	31.3
Operating profit	228.0	193.6	701.8	470.8

Interest income	2.0	2.5	6.4	8.8
Interest expense	(20.1)	(64.1)	(97.7)	(219.0)
Foreign currency exchange gains/(losses), net & other finance costs	(2.5)	(43.6)	14.0	(67.6)
Loss on debt extinguishment	—	(17.5)	—	(31.8)
Net finance cost	(20.6)	(122.7)	(77.3)	(309.6)

Income before tax	207.4	70.9	624.5	161.2

Income tax expense	(73.9)	(53.8)	(184.1)	(82.8)

Net income	$133.5	$17.1	$440.4	$78.4

Net income attributable to:
Equity holders of the Company	$131.5	$15.4	$427.4	$72.6
Non-controlling interests	$2.0	$1.7	$13.0	$5.8

Earnings per share
Basic earnings per share	$0.24	$0.03	$0.77	$0.15
Diluted earnings per share	$0.23	$0.03	$0.76	$0.14

Weighted-average number of ordinary shares
Basic	556,802,986	519,046,419	555,606,734	498,029,143
Diluted	563,689,476	524,564,923	563,075,693	501,745,145

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (1)
As of December 31, 2025 and 2024
(Unaudited)

In millions	December 31, 2025	December 31, 2024

ASSETS

NON-CURRENT ASSETS

Intangible assets	$2,782.0	$2,590.1
Goodwill	2,338.3	2,127.7
Property, plant and equipment	697.8	549.5
Right-of-use assets	763.4	524.3
Non-current financial assets	70.7	62.0
Defined benefit pension assets	20.8	11.7
Other non-current assets	3.3	4.1
Deferred tax assets	84.1	67.6
TOTAL NON-CURRENT ASSETS	6,760.4	5,937.0

CURRENT ASSETS

Inventories	1,622.1	1,223.3
Accounts receivable, net	809.3	666.9
Prepaid expenses and other assets	200.0	213.2
Current tax assets	20.3	10.3
Cash and cash equivalents	652.3	345.4
TOTAL CURRENT ASSETS	3,304.0	2,459.1

TOTAL ASSETS	10,064.4	8,396.1

SHAREHOLDERS' EQUITY (DEFICIT) AND LIABILITIES

EQUITY

Share capital	18.6	18.4
Share premium	3,251.2	3,189.1
Capital reserve	2,789.2	2,789.2
Cash flow hedge reserve	(43.4)	19.6
Accumulated deficit and other	(213.6)	(1,017.0)
Equity attributable to equity holders of the parent company	5,802.0	4,999.3
Non-controlling interests	18.9	9.1
TOTAL EQUITY	$5,820.9	$5,008.4

In millions	December 31, 2025	December 31, 2024

LIABILITIES

NON-CURRENT LIABILITIES

Non-current borrowings	$792.3	$790.8
Non-current lease liabilities	660.9	439.0
Defined benefit pension liabilities	33.9	30.0
Other non-current liabilities	7.2	15.5
Non-current provisions	16.0	5.9
Non-current tax liabilities	4.5	4.9
Deferred tax liabilities	519.5	487.4
TOTAL NON-CURRENT LIABILITIES	2,034.3	1,773.5

CURRENT LIABILITIES

Other borrowings	142.8	136.5
Current lease liabilities	157.1	116.9
Accounts payable	769.8	549.0
Other current liabilities	1,002.8	747.7
Current provisions	41.7	33.7
Current tax liabilities	95.0	30.4
TOTAL CURRENT LIABILITIES	2,209.2	1,614.2

TOTAL LIABILITIES	4,243.5	3,387.7

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	$10,064.4	$8,396.1
(1) The Company changed its presentation of non-current financial assets and other non-current assets beginning in the second quarter of 2025 and accounts receivable, net and other current liabilities beginning in the third quarter of 2025 to better reflect the nature of the balances. Prior year balances have been recast to conform with current period presentation.

GEOGRAPHIC REVENUES (1)
For the Three and Twelve Months Ended December 31, 2025 and 2024
(Unaudited)

	For the three months ended December 31,			For the twelve months ended December 31,
In millions	2025	2024	% Change	2025	2024	% Change
Geographic Revenues
Americas	$691.3	$584.4	18.3%	$2,125.6	$1,859.0	14.3%
EMEA	596.2	491.2	21.4%	1,805.8	1,513.4	19.3%
Greater China (1)	544.2	383.9	41.8%	1,861.9	1,298.1	43.4%
Asia Pacific (2)	269.4	176.0	53.1%	772.9	512.8	50.7%
Total	$2,101.1	$1,635.5	28.5%	$6,566.2	$5,183.3	26.7%
(1) Consists of mainland China, Hong Kong, Macau and Taiwan.
(2) Excludes Greater China.
CHANNEL REVENUES
For the Three and Twelve Months Ended December 31, 2025 and 2024
(Unaudited)

	For the three months ended December 31,			For the twelve months ended December 31,
In millions	2025	2024	% Change	2025	2024	% Change
Channel Revenues
Wholesale	$948.4	$802.7	18.2%	$3,357.5	$2,916.3	15.1%
DTC	1,152.7	832.8	38.4%	3,208.7	2,267.0	41.5%
Total	$2,101.1	$1,635.5	28.5%	$6,566.2	$5,183.3	26.7%
SEGMENT REVENUES
For the Three and Twelve Months Ended December 31, 2025 and 2024
(Unaudited)

	For the three months ended December 31,			For the twelve months ended December 31,
In millions	2025	2024	% Change	2025	2024	% Change
Segment Revenues
Technical Apparel	$999.8	$745.0	34.2%	$2,855.8	$2,194.3	30.1%
Outdoor Performance	764.1	594.3	28.6%	2,403.7	1,835.5	31.0%
Ball & Racquet Sports	337.2	296.2	13.8%	1,306.7	1,153.5	13.3%
Total	$2,101.1	$1,635.5	28.5%	$6,566.2	$5,183.3	26.7%

SEGMENT ADJUSTED OPERATING PROFIT
For the Three and Twelve Months Ended December 31, 2025 and 2024
(Unaudited)

	For the three months ended December 31,				For the twelve months ended December 31,
In millions	2025	% of Segment Revenues	2024	% of Segment Revenues	2025	% of Segment Revenues	2024	% of Segment Revenues
Segment Adjusted Operating Profit
Technical Apparel	$258.6	25.9%	$181.3	24.3%	$616.8	21.6%	$460.4	21.0%
Outdoor Performance	47.7	6.2%	66.0	11.1%	299.8	12.5%	172.3	9.4%
Ball & Racquet Sports	(8.6)	(2.6)%	(10.9)	(3.7)%	47.7	3.6%	23.7	2.1%
Reconciliation (1) (2)	(34.5)	NM	(13.5)	NM	(126.7)	NM	(79.5)	NM
Total	$263.2	12.5%	$222.9	13.6%	$837.6	12.8%	$576.9	11.1%
(1) Includes corporate expenses, which have not been allocated to the reportable segments.
(2) The operating loss as a percentage of revenues for the Reconciliation is not presented as it is not a meaningful metric (NM).
SEGMENT DTC OPERATING DATA
As of December 31, 2025 and 2024
(Unaudited)

	December 31,
	2025	2024	% Change
Store count (1)
Technical Apparel	288	223	29%
Outdoor Performance	331	229	45%
Ball & Racquet	84	53	58%
Total	703	505	39%
(1) Reflects the number of owned retail stores open at the end of the fiscal period for each segment.

	For the three months ended December 31,		For the twelve months ended December 31,
	2025	2024	2025	2024
Omni-comp growth (2)
Technical Apparel	16%	29%	19%	28%
Outdoor Performance	28%	25%	29%	28%
Ball & Racquet	20%	15%	19%	5%
(2) Omni-comp reflects year-over-year revenue growth from owned retail stores and e-commerce sites that have been open at least 13 months.

ADJUSTED GROSS PROFIT RECONCILIATION
For the Three and Twelve Months Ended December 31, 2025 and 2024
(Unaudited)

	For the three months ended December 31,		For the twelve months ended December 31,
In millions	2025	2024	2025	2024
Gross Profit	$1,212.1	$917.5	$3,784.3	$2,871.8
Depreciation and amortization on PPA fair value step up	2.8	3.7	27.8	14.8
Expenses/(income) related to certain legal proceedings	—	1.8	(1.4)	1.8
Adjusted Gross Profit	$1,214.9	$923.0	$3,810.7	$2,888.4
ADJUSTED SG&A RECONCILIATION
For the Three and Twelve Months Ended December 31, 2025 and 2024
(Unaudited)

	For the three months ended December 31,		For the twelve months ended December 31,
In millions	2025	2024	2025	2024
Selling, general and administrative expenses	$(988.3)	$(732.3)	$(3,104.6)	$(2,430.4)
Depreciation and amortization on PPA fair value step up	6.3	6.9	43.4	28.0
Restructuring expenses	9.3	10.2	23.8	22.4
Expenses related to transaction activities	9.7	1.8	15.9	22.1
Expenses related to certain legal proceedings	4.6	0.4	4.8	1.8
Share-based payments	2.4	4.5	14.9	15.3
Adjusted SG&A expenses	$(956.0)	$(708.5)	$(3,001.8)	$(2,340.8)
ADJUSTED NET FINANCE COST RECONCILIATION
For the Three and Twelve Months Ended December 31, 2025 and 2024
(Unaudited)

	For the three months ended December 31,		For the twelve months ended December 31,
In millions	2025	2024	2025	2024
Net Finance Costs	$(20.6)	$(122.7)	$(77.3)	$(309.6)
Expenses related to transaction activities	—	11.4	—	31.7
Other adjustments	—	29.6	—	29.6
Loss on debt extinguishment	—	17.5	—	31.8
Adjusted Net Finance Costs	$(20.6)	$(64.2)	$(77.3)	$(216.5)

ADJUSTED INCOME TAX EXPENSE RECONCILIATION
For the Three and Twelve Months Ended December 31, 2025 and 2024
(Unaudited)

	For the three months ended December 31,		For the twelve months ended December 31,
In millions	2025	2024	2025	2024
Income Tax Expense	$(73.9)	$(53.8)	$(184.1)	$(82.8)
Deferred tax on PPA	15.4	(2.7)	(2.0)	(10.7)
Restructuring expenses	(2.3)	(2.6)	(5.9)	(5.7)
Expenses related to transaction activities	(2.4)	(1.2)	(4.0)	(8.3)
Impairment of goodwill and intangible assets	—	—	(1.7)	—
Expenses related to certain legal proceedings	(1.2)	(0.6)	(0.9)	(0.9)
Share-based payments	(0.6)	(1.1)	(3.7)	(3.8)
Other adjustments	—	(3.3)	—	(3.3)
Loss on debt extinguishment	—	(1.5)	—	(2.9)
Adjusted Income Tax Expense	$(65.0)	$(66.8)	$(202.3)	$(118.4)
ADJUSTED NET INCOME RECONCILIATION (1)
For the Three and Twelve Months Ended December 31, 2025 and 2024
(Unaudited)

	For the three months ended December 31,		For the twelve months ended December 31,
In millions (except for share and earnings per share information)	2025	2024	2025		2024
Net income attributable to equity holders of the Company	$131.5	$15.4	$427.4		$72.6
Depreciation and amortization on PPA fair value step up	9.2	10.6	71.2		42.8
Restructuring expenses	9.3	10.2	23.7		22.4
Impairment of goodwill and intangible assets	—	—	6.7	—	—
Expenses related to transaction activities	9.7	13.2	15.9		53.8
Expenses related to certain legal proceedings	4.6	2.2	3.4		3.6
Share-based payments	2.4	4.5	14.9		15.3
Loss on debt extinguishment	—	17.5	—		31.8
Other adjustments	—	29.6	—		29.6
Income tax expense/(income)	8.9	(13.0)	(18.2)		(35.6)
Adjusted net income attributable to equity holders of the Company	$175.6	$90.2	$545.0		$236.3
Weighted-average dilutive shares outstanding	563,689,476	524,564,923	563,075,693		501,745,145
Adjusted total diluted earnings per share	$0.31	$0.17	$0.97		$0.47

ADJUSTED OPERATING PROFIT RECONCILIATION (1)
For the Three and Twelve Months Ended December 31, 2025 and 2024
(Unaudited)

	For the three months ended December 31,		For the twelve months ended December 31,
In millions	2025	2024	2025	2024
Income Before Tax	$207.4	$70.9	$624.5	$161.2
Depreciation and amortization on PPA fair value step up	9.2	10.6	71.2	42.8
Restructuring expenses	9.3	10.2	23.7	22.4
Impairment of goodwill and intangible assets	—	—	6.7	—
Expenses related to transaction activities	9.7	1.8	15.9	22.1
Expenses related to certain legal proceedings	4.6	2.2	3.4	3.6
Share-based payments	2.4	4.5	14.9	15.3
Loss on debt extinguishment	—	17.5	—	31.8
Interest expense	20.1	64.1	97.7	219.0
Foreign currency exchange (gains)/losses, net & other finance costs	2.5	43.6	(14.0)	67.6
Interest Income	(2.0)	(2.5)	(6.4)	(8.8)
Adjusted operating profit	$263.2	$222.9	$837.6	$576.9

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN RECONCILIATION (1)
For the Three and Twelve Months Ended December 31, 2025 and 2024
(Unaudited)

	For the three months ended December 31,		For the twelve months ended December 31,
In millions	2025	2024	2025	2024
Revenue	$2,101.1	$1,635.5	$6,566.2	$5,183.3
Net income attributable to equity holders of the Company	$131.5	$15.4	$427.4	$72.6
Net income attributable to non-controlling interests	2.0	1.7	13.0	5.8
Depreciation and amortization (2)	106.3	77.3	384.2	273.8
Interest expense (3)	20.1	64.1	97.7	219.0
Foreign currency exchange (gains)/losses, net & other finance costs	2.5	43.6	(14.0)	67.6
Loss on debt extinguishment	—	17.5	—	31.8
Interest income	(2.0)	(2.5)	(6.4)	(8.8)
Income tax expense	73.9	53.8	184.1	82.8
Restructuring expenses	9.3	10.2	23.7	22.4
Impairment losses on goodwill and intangible assets	—	—	6.7	—
Expenses related to transaction activities	9.7	1.8	15.9	22.1
Expenses related to certain legal proceedings	4.6	2.2	3.4	3.6
Share-based payments	2.4	4.5	14.9	15.3
Adjusted EBITDA	$360.3	$289.6	$1,150.6	$808.0
Net income margin	6.3%	0.9%	6.5%	1.4%
Adjusted EBITDA Margin	17.1%	17.7%	17.5%	15.6%
(1) The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals.
(2) Depreciation and amortization includes amortization expense for right-of-use assets capitalized under IFRS 16, Leases of $48.0 million and $36.7 million for the three months ended December 31, 2025 and 2024, and $166.0 million and $124.7 million for the year ended December 31, 2025 and 2024, respectively.
(3) Total interest expense on lease liabilities under IFRS 16, Leases was $9.1 million and $6.8 million for the three months ended December 31, 2025 and 2024, and $33.1 million and $22.4 million for the year ended December 31, 2025 and 2024, respectively.